Exhibit 99.2





                           Review and Recommendations
                             Acid 1-4 Mineral Claims
                             Goldfield Project Area
                                Esmeralda County
                                   Nevada, USA





Prepared by: James W. McLeod, P. Geo.


For: Lucky Strike Explorations Inc.





Dated: February 2, 2007
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                                Table of Contents

                                                                            Page
                                                                            ----

Contents                                                                     2

Illustrations                                                                3

0.0     Summary                                                              4

1.0     Introduction and Terms of Reference                                  4
1.1     Glossary                                                             5

2.0     Disclaimer                                                           6

3.0     Property Description and Location                                    7

4.0    Accessibility, Climate, Local Resources,
         Infrastructure and Physiography                                     7

5.0    History                                                               9

6.0    Geological Setting
6.1    Regional Geology                                                      9
6.2    Local Geology                                                         9
6.3    Property Geology                                                     10
6.4    Deposit Type                                                         10
6.5    Mineralization                                                       11

7.0    Exploration
7.1    Geophysics of the Acid Mineral Claims                                11
7.2    Geochemistry of the Acid Mineral Claims                              11

8.0    Drilling                                                             11

9.0    Sampling Method and Approach                                         11

9.1    Results                                                              12

                                       2
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                                                                            Page
                                                                            ----

10.0  Sample Preparation, Analyses and Security                             12

11.0  Data Verification                                                     13

12.0  Adjacent Properties                                                   13

13.0  Mineral Processing and Metallurgical Testing                          13

14.0  Mineral Resource and Mineral Reserve Estimates                        13

15.0  Other Relevant Data and Information                                   13

16.0  Interpretation and Conclusions                                        13

17.0  Recommendations                                                       14

17.1  Recommended Drilling                                                  15

18.0  References                                                            15

19.0  Author's Qualifications and Certification                             15


                                  Illustrations
                                                                  Location
                                                                  --------

Figure 1.    Location Map, As Shown                              after page 4

Figure 2.    Claim Area Map, 1:63,360                            after page 7

Figure 3a.   Regional Geology Map, 1:250,000                     after page 8

Figure 3b.   Legend For Figure 3a.                               after Fig. 3a.

Figure 4.    Aeromagnetic Map, 1:250,000                         after page 10

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0.0 Summary

The Acid property consists of four contiguous, located, lode mineral claims comprising a total of 82.64 acres. Lucky Strike Explorations Inc., a Nevada, U.S.A. company is the beneficial owner of the mineral claims.

The general claim area is underlain by alluvial and playa deposits of Quaternary age.

The underlying rock units exhibit a distinctive aeromagnetic pattern that could indicate a response to deformation due to structural features, such as faulting, folding and rock alteration. Much or all of the mineral claims are drift or overburden covered and offer exploration potential. The author feels that the potential exists for movement of mineralizing fluids to have impregnated this northwesterly to north-northwesterly trending zone. These fluids could emanate from deeper occurring intrusions and travel along structurally prepared conduits in the underlying bedrock.

In this particular area, a second potential model for ore emplacement could be from young volcanic vents and the air fall events such as the "flowing avalanche" or Nuees Ardentes and the subsequent or contemporaneous introduction of possibly significant silver values.

The mineral claim is favorably situated and may require geophysical surveys to determine in more detail its potential following the initial prospecting, mapping and reconnaissance soil geochemistry program. An exploratory drilling program could follow the Phase 1 - 3 surveys and be contingent upon positive results being obtained from the previous fieldwork.

The object of our initial exploration undertaking is to assess areas that may require more detailed investigations to assist in determining their economic significance.

1.0 Introduction, Terms of Reference

The report of "Acid Mineral Claims, Goldfield Project Area, Esmeralda County, Nevada, USA", includes the property and surrounding geology, history, past

                                       4
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exploration and mineral  potential.  This report is being done at the request of the Board of Directors of Lucky Strike Explorations Inc. The author of this report is a Qualified Person. He is a registered Professional Geoscientist, #18,712 and a member in good standing with The Association of Professional Engineers and Geoscientists of British Columbia. The author has worked in the general area many times during the past 34 years.

For a glossary of common geological terms used in this report it is suggested by the author in using a computer online search engine such as "Google". Search for "Dictionary of Earth Science Terms", then look-up the appropriate definitions. For more specific geographic names and geological terms refer to the enclosed definitions list in the Glossary of this report.

1.1 Glossary

         (Specific to a Report on the Acid Mineral Claims, by James W. McLeod, P.Geo. (BC), Consulting Geologist dated January 31, 2007 on behalf of Lucky Strike Explorations Inc.)

         AEROMAGNETIC SURVEY - a magnetic survey conducted from the air normally using a helicopter or fixed-wing aircraft to carry the detection instrument and the recorder.

         ALLUVIAL  -  unconsolidated   sediments  that  are  carried  and  hence
         deposited by a stream or river. In the southwest USA most in filled valleys often between mountain ranges were deposited with alluvium.

         ANDESITIC TO BASALTIC COMPOSITION - a range of rock descriptions using the chemical make-up or mineral norms of the same.

         APHANITIC - fine grained crystalline texture.

         BLIND-BASIN - a basin practically closed off by enveloping rock exposures making the central portion of unconsolidated alluvial basin isolated.

         ELONGATE BASIN - a longer than wide depression that may be favorable to in-filling by adjacent eroding mountains.

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         FORMATION - the fundamental  unit of similar rock  assemblages  used in stratigraphy.

         INTERMONTANE BELT - between mountains (ranges), a usually longer than wide depression occurring between enclosing mountain ranges that supply erosional material to infill the basin.

         LODE MINERAL CLAIM (NEVADA) - with a maximum area contained within 1500' long by 600' wide = 20.66 acres.

         OVERBURDEN OR DRIFT COVER - any loose material which overlies bedrock.

         PLAGIOCLASE FELDSPAR - a specific range of chemical composition of common or abundant rock forming silicate minerals.

         PLAYA - the lowest part of an intermontane basin which is frequently flooded by run-off from the adjacent highlands or by local rainfall.

         PORPHYRITIC IN AUGITE PYROXENE - Large porphyroblasts or crystals of a specific rock-forming mineral, i.e. augite occurring within a matrix of finer grained rock-forming minerals.

         QUARTERNARY - the youngest period of the Cenozoic era.

         SNOW EQUIVALENT - Approximately 1" of precipitation (rain) = 1' snow.

         SYENITE - Coarse grained, alkalic, low in quartz intrusive rock.

         TRACHYTE - fine grained or glassy equivalent of a syenite.

         VOLCANICLASTIC - Angular to rounded particles of a wide range of size within (a welded) finer grain-sized matrix of volcanic origin.

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2.0 Disclaimer

The author reviewed the historical data and has personally visited the property area. This report is entirely the responsibility of the author who based his recommendations and conclusions on his personal experience in the general area and mineral exploration business and upon sources of information that are identified.

3.0 Property Description and Location

The Acid mineral claims consist of 4 located mineral claims in one contiguous, 2x2 group (see Figure 2) that are listed as follows:

         Name               Area                      Good to Date
         ----               ----                      ------------
         Acid 1            20.66 ac.                 Sept. 30, 2007
         Acid 2            20.66 ac.                 Sept. 30, 2007
         Acid 3            20.66 ac.                 Sept. 30, 2007
         Acid 4            20.66 ac.                 Sept. 30, 2007

The beneficial owner of the above listed mineral claim is Lucky Strike Explorations Inc., President, Michael Noble, 8290 West Sahara Avenue, Las Vegas, Nevada 89117

The Acid mineral claims are comprised of 4 contiguous claims (see Figure 2) totaling 82.64 acres. The mineral claim area may be located on the Esmeralda County 1:250,000 map sheet. At the center of the property the latitude is 37(degree) 40' N and the longitude is 117(degree) 18' W. The claims are motor vehicle accessible from the Town of Goldfield, Nevada by traveling 3 miles south along Highway 95 to the Montezuma Ridge cut-off and then 6 miles southwest on the gravel road to the mineral claims.

4.0 Accessibility, Climate, Local Resources,
    Infrastructure and Physiography

The Acid property lies in the west central area of the State of Nevada west -southwest of the Town of Goldfield and is accessible from Highway 95 by traveling south of the Town for 3 miles to the Montezuma Ridge cut-off and then traveling southwest for 6 miles to the property.

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The area experiences about 4" - 8" of precipitation  annually of which about 20%
may occur as a snow equivalent. This amount of annual precipitation reflects a climatic classification of arid to semi-arid. The summers can experience hot weather, middle 60's to 70's F(degree) average with high spells of 100+F(degree) while the winters are generally more severe than the dry belt to the west and can last from December through February. Temperatures experienced during mid-winter average for January of from the high 20's to the low 40's F(degree) with low spells down to -20 F(degree).

The Town of Tonapah that lies 26 miles to the north of Goldfield, NV offers much of the necessary infrastructure required to base and carry-out an exploration program (accommodations, communications, equipment and supplies). Larger or more specialized equipment can likely be acquired in the City of Las Vegas lying 209 miles by paved road (Highway 95) to the south.

Infrastructure   such  as  highways   and   secondary   roads,   communications,
accommodations and supplies that are essential to carrying-out an exploration and development program are at hand, between Tonopah, Goldfield and Las Vegas.

The physiography of the Acid property is low rounded to rugged mountainous ranges that in the immediate area are arcuate in topographic shape with intervening broader valleys. Topographic extremes are in the vicinity, Boundary Peak, the highest point in Nevada at 13,145' lies 57 airmiles to the northwest of the property and 90 airmiles to the south and just across the border in California, the lowest land point in the USA, Furnace Creek in Death Valley National Park that is -178' in elevation. Much of this area with its broad open valleys and spiney mountain ridges hosts sagebrush and other desert plants on the low hill slopes. Joshua trees and cacti, such as the prickly pear grow as far north as Goldfield. Juniper and pinon grow above 6,500' with pinon becoming more dominant at higher elevations. At elevations in the range of 7,500' along water courses are found small groves of trembling aspen.

Mining holds an historical and contemporary place in the development and economic well being of the area.

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The claim  areas'  elevation  is  approximately  5,900 feet mean sea level.  The physiographic setting of the property can be described as open desert in the valleys within a mosaic of rugged mountain ranges in an interior plateau setting. The area has been surficially altered both by fluvial and wind erosion and the depositional (drift cover) effects of infilling. Thickness of drift cover in the valleys may vary considerably. Surface water occurrences are rare, springs are sparse and subsurface aquifers are accessed by drilling wells where allowed.

5.0 History

The recorded mining history of the general area dates from the 1860's when prospectors passed through the area. The many significant lode gold and other mineral product deposits developed in the area was that of the Goldfield Camp, 1905, Coaldale coal field, 1913, Divide silver mining District, 1921 and the Candalaria silver mine which operated as an underground lode gold deposit in 1922 and again in the 1990's as an open cut, cyanide heap leach operation.

6.0 Geological Setting

6.1 Regional Geology

The regional geological map of Nevada, scale 1:1,000,000 compiled by John H. Stewart and John E. Carlson, 1977 depict the State as being underlain by all types of rock units. These appear to range from oldest to youngest in an east to west direction, respectively. The oldest units are found to occur in the southeast corner of the State along the Colorado River. The bedrock units exhibit a north-south fabric of alternating east-west ranges and valleys suggesting E-W compression. Faulting plays a large part in many areas of Nevada and an even larger part in the emplacement of mineral occurrences and ore bodies.

6.2 Local Geology

The local geology to the southwest of  Goldfield,  NV reveals a NE-SW  trending,
elongate  or  elliptical   blind-basin  bounded,  i.e.  closed  off  around  its
circumference by rock exposures.

                                       9
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Throughout this  outcropping  ring-shaped  feature are abundant,  scattered rock exposures of Lower - Middle Paleozoic carbonate and aphanitic to very fine grain sized sediments, as quartzite, siltstone, claystone and more abundant limestone. Some transitional metamorphic rocks are interspersed. A myriad of Tertiary volcanic rocks and minor sedimentary units overlie the old Paleozoic units.

6.3 Property Geology

The geology of the Acid property area may be described as being covered by Quaternary alluvium and playa deposits and some Lower Paleozoic limestone. This young covered basin within a larger surrounding area of known mineral occurrences exhibiting good geological setting portrays an excellent target area to conduct exploration. The outcrops partially surrounding or flanking the alluvial covered valley underlying the mineral claim area suggests mineral occurrences or structurally prepared bedrock may be sought after in those areas.

6.4 Deposit Type

The deposit types that are found occurring in the regional area and the more localized areas vary considerably. Silver and gold quartz veins predominate at Tonopah. Some of the most productive veins represent the silicification and replacement of sheeted zones of trachyte that was originally marked by close-set parallel fractures, but not faulting. Essentially of two types of quartz veins as determined by their host either 1) older pre-Tertiary volcanic rocks, i.e. Silver Peak (Mineral Ridge area), Weepah and Hornsilver or 2) Tertiary rhyolite host rocks such as Tonopah and other younger volcanic rocks, i.e. Goldfield and Divide. Base metal deposits are more commonly of interest now than in the past except in the hour of need such as wartime.

The industrial mineral barite vein or bedded prospects have been recognized in the general claim area.

The deposit types that historically predominate in the general area are, as the larger target, as a porphyry-type base metal (copper-gold or copper-molybdenum) occurrence with peripheral base and precious metal occurrences as veins and/or contact zones of mineralization.

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Geophysical techniques may be most effective in the covered areas as a follow-up to prospecting and soil sampling of the Phase 1 program.

6.5 Mineralization

By far the largest production in the County comes from vein-type of gold and silver occurrences in quartz fissure in either pre-Tertiary volcanic or Tertiary volcanic host rocks.

7.0 Exploration

7.1 Geophysics of the Acid Property

The aeromagnetic results shown in Figure 4 are from a survey after U.S.G.S. map GP-753.

There is a strong west-northwest and north-northwest magnetic trend across the claim. The change in gradient in the claim area suggests an in-filled basin feature i.e. a possible northwest trending and southwest dipping fault or possibly a rock contact or alteration zone. Ground geophysical surveys may add more detail to our understanding of the possible potential of the claim area.

7.2 Geochemistry of the Acid property

To the best of the authors'  knowledge,  the Acid property has not undergone any
detailed  ground   exploration  work  including   geochemistry  which  may  have
usefulness in this area.

8.0 Drilling

No drilling appears to have taken place on the area covered by the Acid mineral claims.

9.0 Sample Method and Approach

Standard sampling methods are utilized, for example a rock sample would be acquired from the rock exposure with a hammer. The sample will be roughly 2"x2"x2" of freshly broken material. The samples grid location correlated with

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global  positioning  system (GPS) location will be marked in the logbook after a sample number has been assigned. The sample number would be impressed on an aluminum tag and on a flagging that will be affixed at the sample site for future location.

9.1 Results

As exploration work could be conducted and assessed, a decision would be made as to its importance and priority. The next phase of work will be determined by the results from the preceding one. At this point, it is necessary to suggest that a three phase exploration approach be recommended.

10.0 Sample Preparation, Analyses and Security

Our rock exposure samples would be taken with known grid relationships that have been tied-in with a hand held global positioning system (GPS).

The samples would be in the possession of the field supervisor of the exploration project.

1) The standard approach of seeking and sampling the 'B' horizon, (the rusty, oxidized and possibly enriched zone). The samples most often undergo standard acid digestion, multi-element analyses by the induction coupled plasma (ICP) method and the atomic absorption (AA) method for the detection of precious metals with back-up analyses and/or assaying of anomalous samples to acquire more detail.

2) The relatively new and proprietary method called mobile metal ions (MMI) may be very useful in our exploration endeavors. The samples in the desert climates are taken consistently from between 8" and 10" in the soil layer below the organic zone. The samples undergo selective digestion with subsequent analyses for the chosen metal package, but most likely the standard multi-element package with gold would be undertaken. The cost of taking the MMI sample and the analyses are more expensive than standard method, but some studied results have been encouraging. All analyses and assaying will be carried-out in a certified laboratory.

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11.0 Data Verification

Previous exploration has not been conducted on this mineral claim area by the author, but its good geological setting and interesting aeromagnetic data encourages the recommendation to conduct exploration work on the property.

The author is confident any information included in this report is accurate and can be utilized in planning further exploration work.

12.0 Adjacent Properties

The Acid mineral claims lies in a general area that possibly has undergone some prospecting in the past. The general area has known barite occurrences, as well as, gold and silver potential.

13.0 Mineral Processing and Metallurgical Testing

No mineral processing or metallurgical testing analyses have been carried- out on the Acid property.

14.0 Mineral Resource and Mineral Reserve Estimates

No mineralization has been encountered to date by the author and no calculation of any reliable mineral resource or mineral reserve, that in any way conforms to currently accepted standards, could be undertaken at this time.

15.0 Other Relevant Data and Information

All relevant data and information concerning the Acid property has been presented in this report.

16.0 Interpretation and Conclusions

The object of the recommendations made in this report are to facilitate in the possible discovery of a large, probably low grade mineral deposit of base and/or

                                       13
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precious metals or other minerals of economic  consideration  that have open pit and/or underground mining potential. If such a deposit exists, it may occur under the drift or overburden covered areas of the Acid mineral claims.

17.0 Recommendations

The author believes that the known mineralization encountered to date in neighboring areas is possibly indicative of a larger mineralized system in the general area. The drift covered parts of the property offer good exploration areas because of the possibility of mineralization, good geological setting and generally a lack of exploration testing. Also, remote sensing as aeromagnetic results may indicate possible exploration areas of interest within the Acid mineral claims.

Detailed prospecting, mapping and reconnaissance geochemical surveys of the claim area should be undertaken if and when the Company is in a position to do so. The following three phase exploration proposal and cost estimate is offered with the understanding that consecutive phases are contingent upon positive (encouraging) results being obtained from each preceding phase:

Phase 1

Detailed prospecting, mapping and soil geochemistry.
The estimated cost for this program is all inclusive                   $ 9,500

Phase 2

Magnetometer and VLF electromagnetic,  grid controlled
surveys over the areas of interest  determined by the
Phase 1 survey.  Included in this  estimated cost is
transportation, accommodation, board, grid installation,
two geophysical surveys, maps and report                                10,500

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Phase 3

Induced  polarization  survey over grid  controlled
anomalous  area of interest outlined  by Phase  1&2
fieldwork.  Hoe or  bulldozer  trenching,  mapping  and
sampling of bedrock anomalies. Includes assays, detailed
maps and reports                                                        30,000
                                                                       -------

                                                         Total         $50,000
                                                                       =======

17.1 Recommended Drilling

No recommendations for drilling on the Acid mineral claims can be made at this time. If the exploration were to proceed through Phase 3 this decision could then be made.

18.0 References

Alders , J.P. and Stewart, J.H.: Geology and Mineral Deposits of Esmeralda County, Nevada. Bulletin 78, Nevada Bureau of Mines and Geology.

Hildenbrand, Thomas G. and Kucks, Robert P., 1988: Total Intensity Magnetic Anomaly Map of Nevada. Map 93A, Nevada Bureau of Mines and Geology.

Lincoln, Francis Church, 1982: Mining Districts and Mineral Resources of Nevada with Map of the State of Nevada (Mineral Occurrences), U.S.G.S. compiled in 1921-22, but to current County boundaries.

Papke, Keith G., 1984: Barite in Nevada. Bulletin 98, Nevada Bureau of Mines and Geology.

19.0 Author's Qualifications and Certification

I, James W. McLeod, P. Geo do hereby certify as follows:

     1.0 I am currently self-employed as a Consulting Geologist with an office located at 5382 Aspen Way, Delta, British Columbia, V4K 3S3, Canada.

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     2.0  I am a graduate of the University of British Columbia  (1969),  B. Sc.
          (Major Geology).

     3.0 I am a member in good standing of The Association of Professional Engineers and Geoscientists of British Columbia and a Fellow of the Geological Association of Canada.

     4.0  I have worked as a geologist for a total of 37 years since graduation.

     5.0 I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") in Canada and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

     6.0 I am responsible for the preparation of sections 1 to 19 of the technical report titled "Review and Recommendations, Acid Mineral Claims, Goldfield Project Area, Esmeralda County, Nevada, USA." dated February 2, 2007 (the Technical Report) relating to the Acid mineral property.

     7.0 I have had prior involvement in the general area and specifically the areas northwest and south of the Acid mineral claims.

     8.0 I am not aware of any material facts or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

     9.0 I am independent of the issuer and have neither interest in the Acid mineral claims nor Lucky Strike Explorations Inc.

     10.0 I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument.

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     11.0 I  consent  to the  filing  of the  Technical  Report  with any  stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical report.


Dated at Delta, British Columbia this 2nd Day of February, 2007.




                                           James W. McLeod, P. Geo.
                                           Qualified Person

                                       17